Exhibit 99.1

Seadrill Limited (SDRL) - First Half 2021 Results

Hamilton, Bermuda, August 20, 2021 - Seadrill Limited (“Seadrill” or “the Company”) (OSE:SDRL, OTCPK:SDRLF), a world leader in offshore drilling, announces a commercial update and provides financial results for the six months ended June 30, 2021.

Highlights

Operational/Commercial

•

Technical utilization of 92% and economic utilization of 88% due to downtime incidents on West Saturn and West Tellus. Excluding these units, technical utilization and economic utilization stood at 98% and 94% respectively.

•	Thirteen owned units operating as of June 30, 2021, with three additional units returning to operations in the second half of 2021. In addition, 10 non-owned units remain under Seadrill’s management.

•	Total backlog of $2.1 billion with approximately $0.5 billion added during the first half of the year.

Health, Safety, and Environment (“HSE”)

•	Record safety performance with Total Injury Frequency Rate (“TRIR”) better than industry average.

•	Maintained our industry-leading carbon management position.

Financial

•	Operating loss decreased to $252 million, includes non-cash impairment of $152 million against the West Hercules rig.

•	Cash and cash equivalents as at June 30, 2021 of $644 million, of which $428 million was unrestricted.

Financial Highlights
Figures in USD million, unless otherwise indicated	1H21	2H20	% Change
Total Operating Revenue	452	461	(2)%
Adjusted EBITDA	20	10	100%
Adjusted EBITDA Margin (%)	4.4	2.2	100%
Operating Loss	(252)	(3,110)	(92)%
Net loss	(605)	(2,915)	(79)%

Subsequent Events

•

Major milestones reached towards emergence from Chapter 11 bankruptcy by entering restructuring agreements with certain senior secured lenders and senior note holders, representing 58% and 79% of debt outstanding, respectively. The proposed plan leaves current shareholders with approximately 0.25% of the go forward equity and as a consequence they face a significant deterioration in value.

•

Separate agreements reached with SFL Corporation, to reduce our commitments on the lease agreement for the West Hercules, and with Northern Ocean Ltd., to close out all outstanding balances and claims.

•	Approximately $120 million of backlog added after the period end, including contracts secured for the West Hercules in Canada and the West Gemini in Angola.

Stuart Jackson, CEO, commented:

“Seadrill has continued to operate effectively and safely throughout H1 2021, despite ongoing disruptions caused by COVID-19 challenging the industry’s logistical capabilities. We are delighted to have increased our order backlog during the period after signing agreements with a number of customers, and we continue to execute on our plan to positively streamline our operations, taking out assets that will not go back to work and addressing the broader leverage issues through the Chapter 11 process.

Looking forward, we will continue to leverage our technical and functional excellence to maintain our leading position in the offshore drilling industry, evident by our West Saturn drillship where the introduction of hydrogen fuel is set to significantly reduce fuel consumption and our carbon footprint.

Addressing the leverage of offshore drilling entities and progressing on the journey on asset rationalization are the first important steps prior to looking to the next stage of industry rationalization through consolidation, where I expect we will play an active part. The filing of our Plan Support Agreement with strong creditor support marked the next step in this journey for Seadrill.”

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high-quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The Company operates 42 rigs, which includes drillships, jack-ups and semi-submersibles.

Seadrill is listed on the Oslo Børs and OTC Pink markets. For more information, visit https://www.seadrill.com/.

Forward-Looking Statements

This news release includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats and the impact of future negotiations with its lenders to obtain amendments to credit facilities and any related contingency planning efforts, the impact of active negotiations, contingency planning efforts, rulings and outcomes with respect to a comprehensive restructuring of our debt under Chapter 11 Proceedings with the U.S. Bankruptcy Court for Southern District of Texas, the outcome of which is uncertain, our ability to maintain relationships with suppliers, customers, employees and other third parties as a result of our Chapter 11 filing and the related increased performance and credit risks associated with our constrained liquidity position and capital structure, our ability to maintain and obtain adequate financing to support our business plans post-emergence from Chapter 11, the length of time that we will operate under Chapter 11 protection, risks associated with third-party motions in the Chapter 11 Proceedings that may interfere with the solicitation and ability to confirm and consummate a plan of reorganization, the dispute over production levels among members of the Organization of Petroleum Exporting Countries and other oil and gas producing nations, downtime and other risks associated with offshore rig operations and ability to successfully employ our drilling units, our expected debt levels, the ability of our affiliated or related companies to service their debt requirements, credit risks of our key customers, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, such as war risk coverage, in certain regions, any inability to repatriate income or capital, import-export quotas, wage and price controls and the imposition of trade barriers, our ability to attract and retain skilled personnel on commercially reasonable terms, whether due to labor regulations, unionization, or otherwise, or to retain employees, customers or suppliers as a result of our financial condition generally or as a result of the Chapter 11 Proceedings, internal control risk due to significant employee reductions, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with our activities in Bermuda, Brazil, Norway, the United Kingdom, Nigeria, Mexico and the United States, customs and environmental matters and potential impacts on our business resulting from climate-change or greenhouse gas legislation or regulations, and the impact on our business from climate-change related physical changes or changes in weather pattern, the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems and other important factors described from time to time in the reports filed or furnished by us with the SEC. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its 2020 Annual Report on Form 20-F (File No. 333-224459).

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

August 20, 2021

The Board of Directors

Seadrill Limited

Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Stuart Jackson	Chief Executive Officer

Media questions should be directed to:

Iain Cracknell	Director of Communications	+44 7765 221 812

Analyst and investor questions should be directed to:

Hawthorn Advisors	seadrill@hawthornadvisors.com	+44 (0) 203 7454960

FIRST HALF 2021

OPERATING REVIEW

Operations

The first half status and performance of our owned rig fleet was as follows:

As at June 30, 2021	Harsh Environment	Floaters	Jack-ups	Total
Operating	3	3	7	13
Technical utilization [1]	96%	81%	99%	92%
Economic utilization [2]	94%	76%	93%	88%
Future contracted	1	2	—	3
Idle	4	7	5	16

Total [3]	8	12	12	32

[1]	Technical utilization is calculated as the total hours available for work, excluding planned maintenance, over the total number of hours in the period.
[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.
[3]	Includes two rigs held under capital lease arrangements from SFL.

Technical utilization and economic utilization stood at 92% and 88% respectively. Downtime on the West Tellus and West Saturn, as a result of incidents on our subsea equipment, led to lower than expected economic utilization for our floater segment. Excluding these units, technical utilization and economic utilization stood at 98% and 94% respectively.

In the harsh environment fleet, we had three rigs operating in the North Sea at the end of the period with the West Hercules continuing work with Equinor and the West Elara and West Linus continuing their long-term contracts with ConocoPhillips. In addition, we had one future contracted harsh environment rig with the West Phoenix mobilizing for a new contract in Norway with VAR Energi.

In the floater fleet, we had three rigs operating across the Americas. The West Neptune was under contract with Talos in the Gulf of Mexico, and the West Tellus and the West Saturn remained under contract in Brazil with Petrobras and ExxonMobil respectively. We had two future contracted floaters with the Sevan Louisiana contracted to operate with Walter Oil and Gas in the US Gulf of Mexico and the West Gemini contracted to work in Angola starting later in the year.

Across the jack-up fleet, high levels of utilization were maintained throughout the period. The AOD I, AOD III, and West Callisto continued working in the Middle East with Saudi Aramco. The suspension on AOD II was lifted during the period and it recommenced operations in July 1, 2021. The West Castor, West Telesto, and West Tucana were on bareboat charter to our joint venture, Gulfdrill, in Qatar.

During the period, we sold the West Vigilant and terminated the lease for the West Taurus (both long-term cold stacked units). This resulted in a decrease in the number of owned and operated rigs from 34 to 32. In addition, we completed the sale of the West Freedom shortly after the end of the reporting period and have entered agreements to recycle five other long-term cold stacked units. In the previous period, we sold the harsh-environment jack-up rig West Epsilon.

In addition to our owned units, we continue to manage 10 rigs on behalf of Seamex, Sonadrill, Aquadrill (formerly Seadrill Partners) and Northern Ocean. During the period the Aquadrill drillship West Vela was awarded a new contract with Equinor in the US Gulf of Mexico. This will keep the rig under our management until mid-2022.

Financial prudence and cash preservation forms a significant part of our strategy moving forward to ensure that our operations are sustainable with volatile commodity prices and tariffs. Even with improving macroeconomic market conditions, there remains a surplus of offshore rigs across the industry and our inactive assets do not currently justify the cost of reactivation. As noted above, we have recently boosted our efforts to refine our fleet count, targeting specific assets that are not expected to yield profitable returns on investment.

HSE

Seadrill continues to lead the field with its strong HSE performance. The Company has recorded its best safety record, with TRIR reducing from 0.30 in January to 0.26 in July. This compares favorably to the Q2 offshore drilling industry standard of 0.28.

In line with the Company’s strategy to maintain a leading position in carbon management across the offshore drilling sector, the Company is pleased to have maintained its “B” rating in accordance with the Carbon Disclosure Project framework (“CDP”). This rating is the highest of all offshore drilling companies marked against CDP. Seadrill’s efforts are reflected in the dramatic reduction of the Company’s carbon footprint which dropped by 19% over the course of last year, falling from 906,346 tonnes CO2e per year in 2019 to 737,298 tonnes CO2e per year in 2020.

FINANCIAL REVIEW

Abbreviated Income Statement

(In US$ million)	1H21	2H20
Total operating revenues	452	461
Total operating expenses	(566)	(709)
Total other operating items	(138)	(2,862)

Operating loss	(252)	(3,110)

Total financial and other non-operating items, net	(342)	198
Income tax expense	(11)	(3)

Net loss	(605)	(2,915)

Adjusted EBITDA	20	10

Total operating revenues for 1H21 were $452 million (2H20: $461 million), a decrease of $9 million, and attributed to the following:

Contract revenues increased by $24 million due to a net increase in operating days as the West Saturn, West Bollsta and Sevan Louisiana had more days on contract than in 2H20. This was offset by fewer operating days for the West Phoenix and West Neptune and operational downtime on the West Tellus and West Saturn, as discussed in the operating review above.

Management contract revenues decreased by $23 million due to the completion of mobilization projects with Sonangol and Northern Ocean in 2H20 and the termination of management services previously provided to Aquadrill (formerly Seadrill Partners) in 1H21.

Other revenues decreased by $9 million due primarily to a termination fee received for the West Gemini in 2H20, with no such amount received in 1H21.

Total operating expenses for 1H21 were $566 million (2H20: $709 million), a decrease of $143 million, and attributed to the following:

Rig operating expenses increased by $14 million, which can be attributed to the net increase in operating days as outlined above, partly offset by savings achieved through our ongoing cost-reduction programs. Included within this increase is the charter expense for the West Bollsta, which we have leased from Northern Ocean to complete a contract for Lundin in Norway.

Management contract expenses decreased by $67 million due to the completion of mobilization projects with Sonangol and Northern Ocean and a reduction in the credit loss allowance recognized against our amounts due from our related parties.

Depreciation decreased by $81 million as a direct consequence of impairments recorded in 2020.

Other operating items for 1H21 contributed to a $138 million expense (2H20: $2.9 billion expense), a decrease of $2.7 billion, and attributed to the following:

Impairments recognized against our drilling unit fleet and intangible management contracts decreased by $2,705 million, and attributed primarily to impairments taken against our drillships and benign environment semi-submersible rigs in 2H20. A further impairment was recognized against the West Hercules in 1H21.

Gains were recognized in both periods for the disposal of assets, with the West Vigilant being sold in 1H21 and the sale of the West Epsilon in 2H20.

Adjusted EBITDA was $20 million in 1H21 (2H20: $10 million), delivering an adjusted EBITDA margin of 4.4% (2H20: 2.2%). The increase in EBITDA is due to variances described above.

Total financial and other items for 1H21 contributed an expense of $342 million (2H20: $198 million income), an adverse variance of $540 million that was attributed to the following:

There was a one-time non-cash gain of $509 million in 2H20 following the deconsolidation of three subsidiaries of SFL, which were previously consolidated by Seadrill under the variable interest model. This did not recur in 1H21.

In February 2021, the lease for the SFL-owned West Taurus was rejected through the bankruptcy court, which led to a remeasurement of outstanding amounts due to SFL and resulted in a non-cash $186 million loss in 1H21.

There was a net increase in credit loss allowances recognized against loans provided to related parties, which resulted in an increased expense of $12 million in 1H21

Interest expense decreased in 1H21 as we ceased recognition of interest on impaired debt following the filing for Chapter 11, resulting in a decrease in interest expense of $83 million. In addition, there was a one-time expense of $87 million in 2H20 as we wrote off deferred debt issuance costs and issue discounts when our senior credit facilities became in-default during October 2020.

Income tax expense for 1H21 was $11 million (2H20: $3 million).

Net loss for 1H21 was $605 million, equivalent to a $6.03 loss per share (2H20: $2.9 billion net loss, or $29.02 loss per share).

Abbreviated Cash Flow Statement

(In US$ million)	1H21	2H20
Net cash used in operating activities	(64)	(142)
Net cash used in investing activities	(19)	(19)
Net cash used in financing activities	—	(139)
Effect of exchange rate changes on cash	4	3

Net decrease in cash and cash equivalents, including restricted cash	(79)	(297)

Cash and cash equivalents, including restricted cash, at beginning of the period	723	1,020

Cash and cash equivalents, including restricted cash, at the end of period	644	723

Net cash used in operating activities for 1H21 was $64 million (2H20: $142 million) a decrease of $78 million.

Cash flows from operating activities were negative, as cash receipts from customers in all segments were insufficient to cover operating costs, payments for long-term maintenance of rigs, interest payments and tax payments.

Net cash used in investing activities in 1H21 was $19 million (2H20: $19 million).

In 1H21, a $23 million loan was granted to our joint venture, Seamex and $13 million was spent on capital expenditure across our fleet. This was offset by $10 million of loan receipts from our joint venture, Seabras Sapura, and $7 million cash proceeds from the sale of the West Vigilant.

In 2H20, $22 million of cash was derecognized on deconsolidation of the SFL SPVs and $13 million was spent on capital expenditure across our fleet. This was offset by $16 million of contingent consideration cash receipts from Aquadrill (formerly Seadrill Partners).

Net cash used in financing activities in 1H21 was nil. In 2H20 we had a cash outflow of $139 million from $108 million of debt repayments by the SFL SPVs and $31 million from the purchase of AOD redeemable non-controlling interest.

Net decrease in cash in 1H21 was $79 million (2H20: $297 million) resulting in total cash and cash equivalents, including restricted cash of $644 million as at 1H21 (2H20: $723 million).

Abbreviated Balance Sheet

(In US$ million)	1H21	2H20
Cash and cash equivalents	428	526
Restricted Cash	216	197
Other current assets	372	404
Non-current assets (excluding non-current restricted cash)	2,641	2,834

Total assets	3,657	3,961

Current liabilities	878	6,545
Liabilities subject to compromise	6,406	—
Non-current liabilities	113	556
Equity	(3,740)	(3,140)

Total liabilities and equity	3,657	3,961

Cash and cash equivalents including restricted cash was $644 million (2H20: $723 million), a decrease of $79 million that is discussed in detail above.

Other current assets were $372 million (2H20: $404 million), a decrease of $32 million, and attributed primarily due to an increase in credit loss allowances against related party trade receivables.

Non-current assets (excluding non-current restricted cash) were $2.6 billion (2H20: $2.8 billion), a decrease of $0.2 billion, and attributed primarily to an impairment recognized against the West Hercules and an increase of the credit loss allowance against loans granted to related parties.

Liabilities subject to compromise represent unpaid amounts due that were incurred prior to our filing for Chapter 11 and are either unsecured or under secured.

Current liabilities were $878 million (2H20: $6.5 billion), a decrease of $5.6 billion, and primarily attributed to the reclassification of pre-petition liabilities, including external debt, to liabilities subject to compromise.

Non-current liabilities were $113 million (2H20: $556 million), a decrease of $443 million, and primarily attributed to the reclassification of pre-petition liabilities, including amounts due under the leases held with SFL SPVs, to liabilities subject to compromise.

Equity was a $3.7 billion deficit (2H20: $3.1 billion deficit), primarily reflecting the net loss for the half-year.

LIQUIDITY REVIEW

Total cash and cash equivalents of $644 million comprised $428 million of unrestricted cash and $216 million of restricted cash.

The major components of restricted cash include:

•	$69 million of cash held as collateral for a local tax case in Brazil;

•	$46 million held in a mandatory offer account to be used to redeem for senior secured notes once certain thresholds are met;

•	$31 million held as a guarantee facility for certain drilling contracts;

•	$12 million sales proceeds on disposal of the West Vigilant and deposits received for pending disposal of six additional rigs; and

•	$22 million of cash held as collateral against the finance leases held with the SFL SPVs.

Despite operational challenges presented by COVID-19, Seadrill continues to successfully execute its cash preservation and cost efficiency plan to further reduce costs whilst continuing to operate safely and deliver for customers. This will preserve liquidity and adjust the cost base to maintain our leadership position in this area. Seadrill’s active management will reduce spend both onshore and offshore.

Indebtedness and Capital Structure

The Company’s consolidated financial statements have been prepared on a going-concern basis and contemplate the realization of assets and satisfaction of liabilities in the normal course of business. However, our going-concern assumption is based on management’s expectation that the current restructuring program will be completed successfully as described below.

On February 7, 2021 certain of the Company’s wholly owned subsidiaries filed for bankruptcy protection under Chapter 11 and on February 10, 2021, the Company and certain of the Company’s consolidated subsidiaries filed for bankruptcy protection under Chapter 11. This was part of our previously announced efforts to realign our balance sheet to current market conditions by materially reducing our overall level of indebtedness. The filing for Chapter 11 has provided a platform to address our indebtedness.

Negotiations on the comprehensive restructuring continued with the lenders until July 24, 2021, when the Company entered into a Plan Support Agreement (the “PSA”) with certain of its senior secured lenders holding approximately 58% of the Company’s senior secured loans. The PSA contemplates a Plan of Reorganization (the “POR”) that will raise $350 million in new financing and reduce the Company’s liabilities by over $4.9 billion. Certain lenders have agreed to backstop $300 million of the new financing through a first-lien exit facility. Hemen Holding Ltd., currently the Company’s largest shareholder, has committed to fund a $50 million unsecured bond to be issued under the Plan, which is convertible into 5% of the new equity under specified circumstances. The POR provides a clear pathway for Seadrill to restructure its balance sheet with the support of the majority of its senior secured lenders. It should be noted that the proposed plan leaves current shareholders with approximately 0.25% of the go forward equity and as a consequence they face a significant deterioration in value.

On July 2, 2021, Seadrill New Finance Limited (“NSNCo”), a wholly owned subsidiary of Seadrill that holds its investments in Seamex, Seabras, and Archer, agreed a Restructuring Support Agreement (“RSA”) with holders of its senior secured notes holding approximately 79% of the notes. The RSA sets out a restructuring proposal under which Seadrill’s interest in NSNCo would be reduced to 35%. In return, Seadrill would be released from guarantees provided to holders of the senior secured notes. The proposal also includes a modification to the terms of the senior secured notes and a separate proposal for a restructuring of the Seamex joint venture.

On August 2, 2021, Seadrill agreed to an amendment to the West Hercules charter agreement with SFL that removed the existing call options and purchase obligations. This remains subject to approval from the bankruptcy court but if approved we would expect to redeliver the rig after her upcoming contract with Equinor in Canada, which is expected to end during the second half of 2022. On August 8, 2021 Seadrill reached a settlement agreement with Northern Ocean Ltd. that closes all outstanding balances, claims and counterclaims between the companies and their respective subsidiaries by way of setoff as full and final settlement. The agreement is subject to approval from the bankruptcy court.

As of June 30, 2021, Seadrill had cash and cash equivalents of $644 million, of which $428 million was unrestricted, and we have implemented, and will continue to implement, various measures to preserve liquidity. We believe this provides enough liquidity for the 12- month period from the date of the issuance of these financial statements to complete a comprehensive restructuring process. However, the process is difficult to predict and subject to factors outside of our control. We are subject to numerous risks associated with the bankruptcy proceedings and, whilst we have entered into a PSA with the Consenting Lenders holding approximately 58% of our senior secured debt, there can be no assurance that we will obtain sufficient support from our remaining creditors, nor that the Bankruptcy Court will confirm the plan.

Business operations remain unaffected by restructuring negotiations.

COMMERCIAL REVIEW

Order Backlog

Order backlog1 at the end of 1H21 was approximately $2.1 billion, up from $1.9 billion at the end of 2H20.

During the first half of the year the Company added approximately $511 million of backlog:

•

The West Saturn secured a four-year firm plus four-year options contract with Equinor in Brazil, contributing at least $354 million in backlog. A mobilization fee, which is incremental to the backlog, was included in the award.

•	The West Tellus secured a contract for two firm wells plus two optional wells with Shell Brazil adding backlog of $23 million.

•	The West Hercules had options exercised by Equinor adding $34 million in backlog.

•	Exxon Brazil exercised an optional well on the West Saturn, adding $20 million in backlog.

•	The West Neptune had success securing multiple contracts in the US Gulf of Mexico with Talos, Kosmos and LLOG, adding $63 million backlog in total.

•	The Sevan Louisiana was awarded a one firm well contract with Walter Oil & Gas, adding $17 million in backlog over the firm term.

Following half-year end, approximately $120 million of backlog was added:

•	The West Gemini secured a four firm well plus four optional well contracts in Angola, adding $35 million in backlog.

•	Shell Brazil exercised the two optional wells on the West Tellus, adding $18 million in backlog.

•	Equinor exercised one well on the West Hercules in Norway, adding $10 million in backlog.

•	The West Hercules also secured a two well plus one optional well contract with Equinor in Canada. Total contract value including mobilization and demobilization revenue is $95 million.

Trading Outlook

The COVID-19 pandemic continues to cause disruption globally. The safety and well-being of our staff and personnel remain our utmost priority and we maintain a firm policy to ensure minimal risk of viral infection and transmission.

We are now beginning to see a recovery of oil prices driven by key OPEC+ decision-making and market rebalancing. During the period, the Brent price breached the $70 mark for the first time since May 2019. Market expectations point towards a moderate downward trend in the second half of the year as global oil production is set to rise, causing inventories to draw at a slower pace. While oil prices continue to point in the right direction, we remain cautious and expect to see a consistent Brent price to provide sustained demand within the drilling services industry. Additionally, offshore drilling tender rates and tender terms need to improve in order to provide greater confidence for a sustained recovery.

Notwithstanding this forecasted short-term contraction, a number of oil companies have recently increased capital expenditure amid a healthier operating environment. Consequently, this has had an incrementally positive impact for the benign offshore drilling sector, particularly in the benign drillship segment, and we expect this upward trend to continue into the next half-year period.

Conditions remain difficult for the harsh environment sector. Market utilization of harsh environment floaters fell to 75% by the end of the period, primarily due to rigs rolling off contract and the lack of near-term incremental demand.

[1]

Order Backlog includes all firm contracts at the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts that include a market indexed rate mechanism, the Company utilizes the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Order Backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to Non-Consolidated Entities.

BOARD & MANAGEMENT CHANGES

The period saw a number of changes to the composition of Seadrill’s Board and Senior Management team.

On May 27, Grant Creed was appointed as Chief Financial Officer. Previously, Mr. Creed served as Seadrill’s Chief Restructuring Officer, where he was responsible for leading the Company’s capital restructuring. Mr. Creed has also served at the Company as VP Merger & Acquisitions and VP Corporate & Commercial Finance. Concurrent to his appointment, Leif Nelson was appointed as Chief Operating Officer, replacing Reid Warriner, who made the decision to step down. Mr. Nelson has taken on the role of Chief Operating Officer alongside his previous role of Chief Technology Officer, and will serve as both concurrently.

On the same date, Seadrill announced the appointment of Svein Harald Øygard as a new board director. Mr. Øygard brings significant financial and sector expertise to the Company, with decades of international experience in the government, financial and energy sectors.

Glen Ole Rødland has stepped down from the Board and his position of Chairman on May 31 with immediate effect. Mr. Rødland has served as the Company’s Chairman since November 2019.

NON-CONSOLIDATED ENTITIES:

In addition to owning and operating offshore drilling units, we have four material investments that are not consolidated. These investments are recognized as Investments in Associated Companies. Our investments contributed a $2 million gain to our 1H21 results (2H20: $11 million loss). In addition to the above investments we also hold a non-material equity stake in Archer, which is accounted for as marketable security. On emergence from Chapter 11 in May 2021, Aquadrill (formerly Seadrill Partners) canceled any existing equity and we no longer hold an equity interest in the business.

Operational updates for material investments

SeaMex

All five jack-up drilling units remain on contract with Pemex in Mexico, with economic utilization of 98% for the first half of the year. As at June 30, 2021 Seamex had $354 million in accounts receivable for billed and unbilled amounts due from Pemex before allowance for expected credit losses. SeaMex commenced restructuring proceedings in June 2021. This represents slightly less than 18 months of revenue outstanding for payment.

Seabras Sapura

As part of Seadrill’s joint venture with Sapura Energy, four units are on contract with Petrobras, and will conclude between 2022 to 2024. There are two vessels working in the spot market for other customers. Seabras posted strong utilization in the first half of the year with uptime of 98%.

Sonadrill

The Libongos is currently in operation in Angola with economic utilization of 98%. The Quenguela was awarded a contract in Angola for 12 firm wells plus two blocks of optional wells expected to commence in 1Q22 adding $129 million backlog.

Gulfdrill

Three Seadrill-owned rigs are leased to the Gulfdrill joint venture, the West Tucana, West Castor and West Telesto.

Financial metrics for material investments as at June 30, 2021

(In US$ million)	Backlog	Revenue(1)	EBITDA(1)	Cash Balances	External Debt	Amounts due to Seadrill
SeaMex Limited	933	111	66	22	188	495
Seabras Sapura	770	162	76	78	405	55
Gulfdrill	331	14	1	—	—	25
Sonadrill	137	44	6	18	—	6

(1)	Revenue and EBITDA for the six months ended June 30, 2021.

Appendix I - Reconciliation of Operating Loss to Adjusted EBITDA

Adjusted EBITDA represents operating loss before depreciation, amortization, changes in credit loss allowances, and similar non-cash charges. Additionally, in any given period the Company may have significant, unusual or non-recurring items, such as bad debt write-offs, which may be excluded from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure Seadrill’s ongoing financial and operating strength. The Company believes that Adjusted EBITDA assists investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Limited’s performance calculated in accordance with the U.S. GAAP.

The table below reconciles operating loss to Adjusted EBITDA.

(In US$ million)	1H21	2H20
Operating loss	(252)	(3,110)
Depreciation	83	164
Amortization of favorable and unfavorable contracts	—	1
Credit loss expense on operating items	48	92
Gain on sale of assets	(11)	(15)
Impairment of intangibles	—	21
Impairment of long-lived assets	152	2,857

Adjusted EBITDA	20	10

Seadrill Limited

(Debtor-in-Possession)

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the six months ended June 30, 2021 and 2020

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Operating revenues
Contract revenues	335	392
Reimbursable revenues	17	19
Management contract revenues	88	178
Other revenues	12	9

Total operating revenues	452	598

Operating expenses
Vessel and rig operating expenses	(316)	(304)
Reimbursable expense	(16)	(17)
Management contract expenses	(115)	(208)
Depreciation	(83)	(182)
Selling, general and administrative expenses	(36)	(37)

Total operating expenses	(566)	(748)

Other operating items
Loss on impairment of long-lived assets	(152)	(1,230)
Gain on sale of assets	11	—
Other operating income	3	8

Total other operating items	(138)	(1,222)

Operating loss	(252)	(1,372)
Financial and other non-operating items
Interest income	12	20
Interest expense	(112)	(200)
Loss on impairment of investments	—	(47)
Share in results from associated companies (net of tax)	2	(66)
Gain/(loss) on derivative financial instruments	5	(1)
Foreign exchange gain/(loss)	9	(24)
Impairment of convertible bond from related party	—	(29)
Unrealized gain/(loss) on marketable securities	5	(6)
Other financial items	(33)	(21)
Reorganization items	(230)	—

Total financial and other non-operating items, net	(342)	(374)

Loss before income taxes	(594)	(1,746)
Income tax expense	(11)	(2)

Net loss	(605)	(1,748)

Net loss attributable to the shareholder	(605)	(1,745)
Net loss attributable to the non-controlling interest	—	(2)
Net loss attributable to the redeemable non-controlling interest	—	(1)
Basic loss per share (US dollar)	(6.03)	(17.40)
Diluted loss per share (US dollar)	(6.03)	(17.40)

Seadrill Limited

(Debtor-in-Possession)

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

for the six months ended June 30, 2021 and 2020

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Net loss	(605)	(1,748)

Other comprehensive gain/(loss), net of tax:
Share of other comprehensive profit/(loss) from associated companies	4	(17)
Change in fair value of debt component of Archer convertible bond	1	2
Actuarial loss relating to pension	—	(7)

Other comprehensive gain/(loss)	5	(22)

Total comprehensive loss for the period	(600)	(1,770)

Comprehensive loss attributable to the shareholder	(600)	(1,769)
Comprehensive loss attributable to the non-controlling interest	—	(2)
Comprehensive gain attributable to the redeemable non-controlling interest	—	1

Seadrill Limited

(Debtor-in-Possession)

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at June 30, 2021 and December 31, 2020

(In $ millions)	June 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	428	526
Restricted cash	147	132
Accounts receivable, net	122	125
Amounts due from related parties, net	50	85
Other current assets	200	194

Total current assets	947	1,062

Non-current assets
Investments in associated companies	248	248
Drilling units	1,927	2,120
Restricted cash	69	65
Deferred tax assets	8	9
Equipment	16	19
Amounts due from related parties, net	410	392
Other non-current assets	32	46

Total non-current assets	2,710	2,899

Total assets	3,657	3,961

LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	546	6,177
Trade accounts payable	57	45
Amounts due to related parties—current	—	7
Other current liabilities	275	316

Total current liabilities	878	6,545

Liabilities subject to compromise	6,406	—

Non-current liabilities
Long-term debt due to related parties	—	426
Deferred tax liabilities	8	10
Other non-current liabilities	105	120

Total non-current liabilities	113	556

Commitment and contingencies
Equity
Common shares of par value US$0.10 per share: US$0.10 per share: 138,880,000 shares authorized and 100,384,435 issued at June 30, 2021 and December 31, 2020	10	10
Additional paid-in capital	3,504	3,504
Accumulated other comprehensive loss	(21)	(26)
Retained loss	(7,233)	(6,628)

Total shareholders’ equity	(3,740)	(3,140)

Non-controlling interest	—	—

Total deficit	(3,740)	(3,140)

Total liabilities and equity	3,657	3,961

Seadrill Limited

(Debtor-in-Possession)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the six months ended June 30, 2021 and 2020

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Cash Flows from Operating Activities
Net loss	(605)	(1,748)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	83	182
Gain on sale of assets	(11)	—
Share in results from associated companies (net of tax)	(2)	66
Loss on impairment of investments	—	47
Loss on impairment of convertible bond from related party	—	29
Unrealized (gain)/loss related to derivative financial instruments	(5)	1
Loss on impairment of long-lived assets	152	1,230
Deferred tax benefit	(1)	(2)
Unrealized (gain)/ loss on marketable securities	(5)	6
Payment-in-kind interest	12	7
Non-cash reorganization items	178	—
Amortization of discount on debt	54	17
Unrealized foreign exchange (gain)/loss	(4)	22
Change in allowance for credit losses	60	63
Other cash movements in operating activities
Distributions received from associated company	6	2
Payments for long-term maintenance	(26)	(71)
Repayments made under lease arrangements	(31)	—
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	10	16
Trade accounts payable	15	(16)
Prepaid expenses/accrued revenue	3	1
Deferred revenue	3	(1)
Related party receivables	(17)	(88)
Related party payables	1	(9)
Other assets	(8)	5
Other liabilities	74	(39)
Other, net	—	2

Net cash used in operating activities	(64)	(278)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(13)	(14)
Contingent consideration received	—	16
Proceeds from disposal of drilling unit	7	—
Purchase of call option for non-controlling interest shares	—	(11)
Loans granted to related party	(23)	(8)
Payments received from loans granted to related parties	10	4

Net cash used in investing activities	(19)	(13)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the six months ended June 30, 2021 and 2020

(In $ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Cash Flows from Financing Activities
Repayments of secured credit facilities	—	(24)

Net cash used in financing activities	—	(24)

Effect of exchange rate changes on cash	4	(22)

Net decrease in cash and cash equivalents, including restricted cash	(79)	(337)

Cash and cash equivalents, including restricted cash, at beginning of the period	723	1,357

Cash and cash equivalents, including restricted cash, at the end of period	644	1,020

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	—	(167)
Taxes paid	(3)	(7)

Seadrill Limited

(Debtor-in-Possession)

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the six months ended June 30, 2021 and 2020.

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total equity/ (deficit) before NCI	NCI	Total equity/ (deficit)
Balance at January 1, 2020	10	3,496	(13)	(1,851)	1,642	151	1,793

ASU 2016-13—Measurement of credit losses on financial instruments	—	—	—	(143)	(143)	—	(143)

Adjusted balance at January 1, 2020	10	3,496	(13)	(1,994)	1,499	151	1,650

Purchase option on non-controlling interest	—	—	—	—	—	(11)	(11)
Share-based compensation charge	—	2	—	—	2	—	2
Net loss	—	—	—	(1,745)	(1,745)	(2)	(1,747)
Other comprehensive loss	—	—	(22)	—	(22)	—	(22)
Fair Value adjustment AOD Redeemable NCI	—	—	—	30	30	—	30

Balance at June 30, 2020	10	3,498	(35)	(3,709)	(236)	138	(98)

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total deficit before NCI	NCI	Total deficit
Balance as at January 1, 2021	10	3,504	(26)	(6,628)	(3,140)	—	(3,140)

Net loss	—	—	—	(605)	(605)	—	(605)
Other comprehensive income	—	—	5	—	5	—	5

Balance as at June 30, 2021	10	3,504	(21)	(7,233)	(3,740)	—	(3,740)